July 28, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Scott Anderegg

Re:	1847 Goedeker Inc.
Registration Statement on Form S-1
File No. 333-237786

Acceleration Request
Requested Date: July 30, 2020
Requested Time: 5:00 p.m. Eastern Time

Mr. Anderegg:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as the representative of the several underwriters, hereby joins in the request of 1847 Goedeker Inc. (the “Company”) that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on Thursday, July 30, 2020, or at such later time as the Company or its outside counsel, Bevilacqua PLLC, may request via a telephone call to the staff of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated July 21, 2020 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as the representative of the several underwriters, represents that the several underwriters have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

THINKEQUITY
a division of Fordham Financial Management, Inc.

By:	/s/ Kevin Mangan
Kevin Mangan
Managing Director, Head of Equity Syndicate

ThinkEquity	17 State Street, 22nd Floor
A division of Fordham Financial Management, Inc.	New York, NY 10004
Member FINRA – SIPC	Tel: 646-968-9355